Rockwell Medical, Inc.

30142 S. Wixom Road

Wixom, Michigan 48393

(248) 960-9009

June 30, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Alan Campbell

Re:  Rockwell Medical, Inc.

Registration Statement on Form S-1

Filed June 22, 2022

File No. 333-265768

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, Rockwell Medical, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective time of the above referenced Registration Statement on Form S-1 filed by the Company be accelerated to 4:01 p.m., Eastern Standard Time, on July 5, 2022 or as soon thereafter as practicable.

Very truly yours,

Rockwell Medical, Inc.

By:	/s/ Russel Skibsted
Name:	Russell Skibsted
Title:	Chief Financial Officer

cc:	Ryan A. Murr, Gibson, Dunn & Crutcher LLP